Exhibit 99.1

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)

Revenues	$17,183	$12,471
Cost of revenues	4,852	3,355

Gross profit	12,331	9,116

Operating expenses:
Research and development costs, net	2,971	2,588
Sales and marketing	6,314	5,251
General and administrative	1,427	1,332
Total operating expenses	10,712	9,171
Operating profit (loss)	1,619	(55)
Financial and other income (expenses), net	92	(422)
Profit (loss) before income tax expenses	1,711	(477)

Tax expenses (income)	85	(31)
Net profit (loss)	$1,626	$(446)

Basic net profit (loss) per share	$0.07	$(0.02)

Diluted net profit (loss) per share	$0.06	$(0.02)

Weighted average number of shares
used in computing basic net
earnings per share	23,980,623	22,434,843

Weighted average number of shares
used in computing diluted net
earnings per share	25,898,321	22,434,843

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,857	$42,858
Marketable securities and restricted cash	17,096	16,591
Trade receivables, net	13,506	10,739
Other receivables and prepaid expenses	5,691	4,958
Inventories	11,644	10,830
Total current assets	91,794	85,976

LONG-TERM ASSETS:
Severance pay fund	178	162
Other assets	343	340
Total long-term assets	521	502

PROPERTY AND EQUIPMENT, NET	5,218	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,486	3,516

Total assets	$101,019	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,169	$5,140
Deferred revenues	11,765	10,828
Other payables and accrued expenses	10,872	10,167
Total current liabilities	27,806	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,396	3,873
Accrued severance pay	210	191
Total long-term liabilities	4,606	4,064

SHAREHOLDERS' EQUITY	68,607	64,988

Total liabilities and shareholders' equity	$101,019	$95,187

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

Three Months Ended
March 31,
2011
(Unaudited)

Cash flows from operating activities:

Net profit	$1,626
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	661
Stock-based compensation related to options granted to employees and non-employees	517
Amortization of intangible assets	30
Capital gain	(4)
Increase in accrued severance pay, net	3
Increase in other assets	(3)
Decrease in accrued interest and amortization of premium on marketable securities	(1)
Increase in trade receivables	(2,768)
Increase in other receivables and prepaid expenses	(94)
Increase in inventories	(814)
Increase in trade payables	27
Decrease in employees and payroll accruals	(592)
Increase in deferred revenues	1,459
Increase in other payables and accrued expenses	918
Net cash provided by operating activities	965

Cash flows from investing activities:

Increase in restricted deposit	(486)
Purchase of property and equipment	(710)
Proceeds from sale of property and equipment	30
Investment in marketable securities	(853)
Proceeds from redemption or sale of marketable securities	800
Net cash used in investing activities	(1,219)

Cash flows from financing activities:

Proceeds from exercise of options	1,253
Net cash provided by financing activities	1,253

Increase in cash and cash equivalents	999
Cash and cash equivalents at the beginning of the period	42,858
Cash and cash equivalents at the end of the period	$43,857